Exhibit 99.3

ANNUAL GENERAL MEETING APRIL 16, 2020

AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF FIAT CHRYSLER AUTOMOBILES N.V. (THE “COMPANY”)

TO BE HELD ON THURSDAY, APRIL 16, 2020 AT 12:00 NOON CEST

AT THE OFFICES OF FRESHFIELDS BRUCKHAUS DERINGER LLP,

STRAWINSKYLAAN 10, 1077 XZ AMSTERDAM, THE

NETHERLANDS.

1.	OPENING

2.	ANNUAL REPORT 2019

a.	Report of the Board of Directors for the financial year 2019 (discussion)

b.	Policy on additions to reserves and on dividends (discussion)

c.	Remuneration Report 2019 (advisory voting)

d.	Adoption of the 2019 Annual Accounts (voting)

e.	Approval of the 2019 dividend (voting)

f.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2019 (voting)

3.	APPOINTMENT OF THE EXECUTIVE DIRECTORS

a.	Re-appointment of John Elkann (voting)

b.	Re-appointment of Michael Manley (voting)

c.	Re-appointment of Richard K. Palmer (voting)

4.	APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Ronald L. Thompson (voting)

b.	Re-appointment of John Abbott (voting)

c.	Re-appointment of Andrea Agnelli (voting)

d.	Re-appointment of Tiberto Brandolini d’Adda (voting)

e.	Re-appointment of Glenn Earle (voting)

f.	Re-appointment of Valerie A. Mars (voting)

g.	Re-appointment of Michelangelo A. Volpi (voting)

h.	Re-appointment of Patience Wheatcroft (voting)

i.	Re-appointment of Ermenegildo Zegna (voting)

5.	APPOINTMENT OF THE INDEPENDENT AUDITOR

Proposal to appoint Ernst & Young Accountants LLP as the Company’s independent auditor (voting)

6.	DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ISSUE SHARES IN THE COMPANY’S CAPITAL AND TO LIMIT OR EXCLUDE PRE-EMPTIVE RIGHTS

6.1

Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles of association (voting)

6.2

Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emptive rights for common shares as provided for in article 7 of the Company’s articles of association (voting)

6.3

Proposal to designate the Board of Directors as the corporate body authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided for in article 6 of the Company’s articles of association (voting)

7.	DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE COMPANY’S CAPITAL

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital as specified in article 8 of the Company’s articles of association (voting)

8.	REMUNERATION POLICY

Amendment of the remuneration policy of the Board of Directors (voting)

9.	SPECIAL VOTING SHARES’ TERMS AND CONDITIONS

Amendment of the special voting shares’ terms and conditions (voting)

10.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual Report 2019

2a.	Report of the Board of Directors for the financial year 2019 (discussion)

The Report on Operations of the Company is contained in the Company’s Annual Report 2019. For further details please refer to the “Report on Operations” section of the Annual Report.

2b.	Policy on additions to reserves and on dividends (discussion)

The Company’s dividend policy contemplates an annual ordinary dividend to be distributed by the Company to the holders of common shares.

Dividend Policy

The Company’s share capital consists of common shares and special voting shares.

Common shares: The Company adopted a dividend policy contemplating an annual ordinary dividend to the holders of common shares based on 20% payout ratio of the Company’s adjusted net profit of the relevant previous financial year. The actual level of dividend to be distributed by the Company will be subject to earnings, cash balances, commitments, strategic plans and other factors that the Board of Directors may deem relevant at the time of a dividend distribution, including adjustments for income or costs that are significant in nature but expected to occur infrequently. In accordance with the abovementioned dividend policy, the Company intends to make a dividend distribution on the common shares, as further mentioned under item 2e.

Special voting shares: The holders of special voting shares are not entitled to any distributions. However, pursuant to article 23.4 of the Company’s articles of association, from any amount of profits not reserved by the Board of Directors, first an amount shall be allocated and added to a separate special voting shares dividend reserve for the benefit of the holders of special voting shares (the “Special Voting Shares Dividend Reserve”). The Company has no intention to propose any distribution from the Special Voting Shares Dividend Reserve.

The Company refers to the 2019 Annual Report for a further description of the dividend policy

2c.	Remuneration report 2019 (advisory voting)

Pursuant to article 2:135b subsection 2 of the Dutch Civil Code, the Remuneration Report 2019 will be submitted to the General Meeting of Shareholders for its advisory vote. It is proposed to the General Meeting of Shareholders to cast a favorable advisory vote.

The directors’ remuneration report for 2019 is contained in the Company’s Annual Report 2019 and is available on the Company’s website at the following link: https://www.fcagroup.com/en-US/investors/financial_regulatory/financial_reports/files/FCA_NV_2019_Annual_Report.pdf For further details please refer to the “Remuneration Report” section of the Annual Report.

The remuneration report for 2019 will be discussed. Pursuant to new legislation shareholders may render an advisory vote regarding the remuneration report. Shareholders can either vote in favor of, or against, a positive advice with respect to the remuneration report. Any votes “against” will qualify as a negative advice. The results of the voting will be regarded as an advisory – non-binding – vote with respect to the remuneration report for 2019 and in the remuneration report for 2020 the Company will explain how the voting by the shareholders in this Annual General Meeting of Shareholders has been taken into account.

2d.	Adoption of the 2019 Annual Accounts (voting)

The Company’s 2019 Annual Accounts have been drawn up by the Board of Directors and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2019 Annual Accounts be adopted by the General Meeting of Shareholders.

2e.	Approval of the 2019 dividend (voting)

Subject to the adoption of the 2019 Annual Accounts (including the consolidated and statutory financial statements) by the General Meeting of Shareholders and in accordance with article 23 of the Company’s articles of association, the Board of Directors recommends a dividend payment from the profits shown in the 2019 Annual Accounts on the Company’s common shares of EUR 0.70 per common share. This results in a total dividend for the financial year 2019 of approximately EUR 1.1 billion (equivalent to approximately USD 1.2 billion, translated at the exchange rate reported by the European Central Bank on March 2, 2020). The dividend will be fully paid in cash.

If the proposed dividend is approved by the shareholders, the expected calendar for both the Company’s New York Stock Exchange-listed common shares and Mercato Telematico Azionario-listed common shares is as follows: (i) ex-date April 20, 2020, (ii) record date April 21, 2020, and (iii) payment date May 5, 2020.

The balance between the total amount of the dividend distribution for the financial year 2019 and the full amount of profits shown in the Company’s 2019 Annual Accounts shall be reserved in order to further fund capital requirements of the Company’s group.

2f.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2019 (voting)

The General Meeting of Shareholders is requested to grant discharge to the executive directors in office in 2019 in respect of the performance of their management duties as such management is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2019 Annual Accounts and to grant discharge to the non-executive directors in office in 2019 in respect of the performance of their non-executive duties as such performance is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2019 Annual Accounts.

Item 3: Appointment of the executive directors

3a.	Re-appointment of John Elkann (voting)

3b.	Re-appointment of Michael Manley (voting)

3c.	Re-appointment of Richard K. Palmer (voting)

Article 14.3 of the Company’s articles of association determines that the term of office of the executive directors will expire on the day the first Annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its executive directors. All executive directors are eligible and have stated their willingness to accept a re-appointment.

The Board of Directors believes that each of the executive directors seeking re-appointment at the Annual General Meeting of Shareholders continues to contribute significantly to the Company and to perform their duties effectively, and that each of them demonstrates commitment to their respective roles in the Company. Accordingly, the Board of Directors recommends the re-election of John Elkann, Michael Manley and Richard K. Palmer for another annual term as executive directors. The relevant biographical details and curriculum vitae of each nominee is available for inspection at the Company’s offices as well as on the Company’s website (www.fcagroup.com).

Item 4: Appointment of the non-executive directors

4a.	Re-appointment of Ronald L. Thompson (voting)

4b.	Re-appointment of John Abbott (voting)

4c.	Re-appointment of Andrea Agnelli (voting)

4d.	Re-appointment of Tiberto Brandolini d’Adda (voting)

4e.	Re-appointment of Glenn Earle (voting)

4f.	Re-appointment of Valerie A. Mars (voting)

4g.	Re-appointment of Michelangelo A. Volpi (voting)

4h.	Re-appointment of Patience Wheatcroft (voting)

4i.	Re-appointment of Ermenegildo Zegna (voting)

Article 14.3 of the Company’s articles of association determines that the term of office of the non-executive directors will expire on the day the first Annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its non-executive directors.

The Board of Directors believes that the contribution and performance of each of the non-executive directors continue to be effective, and that each of them demonstrates commitment to their respective roles in the Company. Upon the recommendation of the Governance and Sustainability Committee, the Board of Directors recommends to the shareholders the re-appointment of Ronald L. Thompson, John Abbott, Andrea Agnelli, Tiberto Brandolini d’Adda, Glenn Earle, Valerie A. Mars, Michelangelo A. Volpi, Patience Wheatcroft, and Ermenegildo Zegna, who have stated their willingness to accept a re-appointment as non-executive directors.

The Board of Directors assessed the following seven candidates as independent: Ronald L. Thompson, John Abbott, Glenn Earle, Valerie A. Mars, Michelangelo A. Volpi, Patience Wheatcroft and Ermenegildo Zegna. Independence was assessed pursuant to both the New York Stock Exchange Listing Standards and the Dutch Corporate Governance Code. The assessment of independence also covered relationships in any of the last three fiscal years between FCA Group and Zegna Group, where Ermenegildo Zegna serves as Chief Executive Officer. In this respect, the Board of Directors believes that Mr. Zegna does not have a personal business relationship with FCA Group and from a financial perspective the business relationships between FCA Group and Zegna Group were below the threshold under the specific rules governing independence pursuant to New York Stock Exchange Listing Standards. These criteria were also applied to assess relationships between FCA Group and Royal Dutch Shell Group, where John Abbott served as a member of the Executive Committee until 31 December 2019.

The relevant biographical details and curriculum vitae of each nominee are available for inspection at the Company’s offices as well as on the Company’s website (www.fcagroup.com).

Item 5: Appointment of the Independent Auditor

Proposal to appoint Ernst & Young Accountants LLP as the Company’s independent auditor (voting)

Pursuant to article 21 of the Company’s articles of association, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements. The Audit Committee has reviewed the performance of the independent auditors and the effectiveness of the audit. Based on such review, the Audit Committee has recommended the re-appointment of Ernst & Young Accountants LLP as the Company’s independent auditor until the 2021 Annual General Meeting of Shareholders. The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to reappoint Ernst & Young Accountants LLP as the Company’s independent auditor until the 2021 Annual General Meeting of Shareholders.

Item 6: Delegation to the Board of Directors of the authority to issue shares in the Company’s capital and to limit or exclude pre-emptive rights

6.1

Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles of association (voting)

In accordance with article 6 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to issue common shares in the Company’s capital and to grant rights to subscribe for common shares in the Company’s capital.

This proposal concerns the extension of the authorization of the Board of Directors as per April 16, 2020 for a period of 18 months and therefore up to and including October 15, 2021, and is limited to (i) 10% of the issued common shares for general corporate purposes as per the date of the 2020 Annual General Meeting of Shareholders (April 16, 2020), which can be used for any and all purposes, plus (ii) an additional 10% of the issued common shares as per such date if the issuance occurs on the occasion of the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of Directors.

The proposed authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require the issuance of common shares. It will furthermore enable the Board of Directors to meet any obligations resulting from the Company’s equity incentive plans.

Adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to issue common shares and to grant rights to subscribe for shares in the Company’s capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 12, 2019.

6.2

Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 7 of the Company’s articles of association (voting)

In accordance with article 7 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights in connection with the issue of and/or the granting of rights to subscribe for common shares in the Company’s capital.

This proposal concerns the extension of the authorization of the Board of Directors as per April 16, 2020 for a period of 18 months and therefore up to and including October 15, 2021. The proposed authorization, in combination with the authorization under agenda item 8.1, will enable the Board of Directors to be flexible and to respond quickly to circumstances that require an issue of common shares with or without limited pre-emptive rights. The authorization is limited to the percentages of the capital as described under agenda item 8.1.

In accordance with article 7 of the Company’s articles of association, this proposal must be adopted with a majority of at least two thirds of the votes cast if less than one half of the issued share capital is represented at the Annual General Meeting of Shareholders. If one half or more of the issued share capital is represented at the Annual General Meeting of Shareholders, the resolution can be adopted with a simple majority of the votes cast.

Adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to exclude or limit pre-emptive rights with respect to common shares, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 12, 2019.

6.3

Proposal to designate the Board of Directors as the corporate body authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided for in article 6 of the Company’s articles of association (voting)

In accordance with article 5 of the Company’s articles of association, subject to a prior resolution of the Board of Directors, which may set certain terms and conditions, the holder of one or more qualifying common shares will be eligible to hold one special voting share for each such qualifying common share. The foregoing applies to shareholders included in the Company’s loyalty register at the 2020 Annual General Meeting of Shareholders.

To enable the Board of Directors to implement article 5 of the Company’s articles of association and to meet possible future requests of shareholders who comply with the terms and conditions qualifying for the issuance of such special voting shares and are included in the loyalty shareholders register at the 2020 Annual General Meeting of Shareholders, it is proposed to, in accordance with article 6 of the Company’s articles of association, authorize the Board of Directors, as per April 16, 2020 for a period of 18 months and therefore up to and including October 15, 2021, to issue special voting shares in the Company’s capital and to grant rights to subscribe for special voting shares up to a maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time.

Adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to issue special voting shares and to grant rights to subscribe for special voting shares in the Company’s capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 12, 2019.

Item 7: Delegation to the Board of Directors of the authority to acquire common shares in the Company’s capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital as specified in article 8 of the Company’s articles of association (voting)

The Board of Directors believes that it is beneficial for the Company to have the flexibility to acquire own common shares, inter alia, to ensure coverage of equity-based incentive plans by the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would increase earnings per share and be in the best interests of the Company and its stakeholders.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 8 of the Company’s articles of the association and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, delegates the authority to acquire common shares in the Company’s capital to the Board of Directors, either through purchase on a stock exchange, a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares as per the date of the 2020 Annual General Meeting of Shareholders (April 16, 2020) at a purchase price per share between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be), for a period of 18 months from the date of the 2020 Annual General Meeting of Shareholders (April 16, 2020) and therefore up to and including October 15, 2021.

This authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require a repurchase of the Company’s common shares, and can be used for any and all purposes.

Adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to repurchase common shares in the Company’s capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 12, 2019. The repurchase of common shares under this agenda item includes depositary receipts thereof.

Item 8: Remuneration Policy

Amendment of the remuneration policy of the Board of Directors (voting)

Upon recommendation of the Compensation Committee of the Board of Directors, it is proposed to amend the remuneration policy, also in order to comply with the Revised Shareholders Rights Directive, recently implemented in Dutch law. The current Remuneration Policy was first adopted in 2014 and then amended in 2017. If adopted, the revised remuneration policy of the Board of Directors will apply as from April 16, 2020.

The proposed amended remuneration policy builds upon the previous remuneration policy. In defining the proposed amended remuneration policy, the Company has taken into account: (1) the identity, mission and values of the Company; (2) applicable statutory requirements; (3) international remuneration market trends; (4) Corporate Governance and Executive Remuneration best practices, including as expressed in the Dutch Corporate Governance Code; (5) the societal context with a specific focus on trends in sustainability; (6) the views of the Board of Directors, senior leaders and all employees of the Company; (7) the internal pay ratio; and (8) the interest of the Company’s shareholders.

The objective of the remuneration policy is to provide a compensation structure that allows FCA to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders and other stakeholders in a manner consistent with our core business and leadership values.

The proposed revised remuneration policy of the Board of Directors is available for inspection at the Company’s offices as well as on the Company’s website (www.fcagroup.com).

Item 9: Special voting shares’ terms and conditions

Amendment of the special voting shares’ terms and conditions (voting)

As announced on 18 December 2019, the Company and Peugeot S.A. (“PSA”) entered into a Combination Agreement providing for a 50/50 merger of their businesses. In the Combination Agreement, the Company and PSA agreed to close the Company’s loyalty shareholders register as of the 2020 Annual General Meeting of Shareholders, with new double voting rights accruing only after closing of the envisaged combination and upon completion of a three-year uninterrupted holding period.

As a consequence the special voting shares’ terms and conditions need to be revised to suspend the right of any Company’s shareholder to register additional shares in the Company’s loyalty register until the closing of the envisaged combination. The proposed revised special voting shares’ terms and conditions are available at the Company’s offices as well as on the Company’s website (www.fcagroup.com).

Item 10: Close of meeting

The chairperson of the meeting will close the 2020 Annual General Meeting of Shareholders. Final greetings.

Fiat Chrysler Automobiles N.V., March 4, 2020.

WE ARE NOT ASKING FOR YOUR PROXY. THIS IS NOT A PROXY STATEMENT NOR A SOLICITATION OF PROXIES. THE COMMON SHARES AND SPECIAL VOTING SHARES OF FIAT CHRYSLER AUTOMOBILES N.V. ARE EXEMPT FROM THE PROXY RULES OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.